[redacted]

09042338

AB* 9/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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SEC FILE NUMBER
8 - 67221

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2008** AND ENDING **DECEMBER 31, 2008**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

EMERALD INVESTMENTS, INC.

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

Broad Financial Center, 33 Whitehall Street – 17th Floor

NEW YORK,	**NEW YORK**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN MEGENITY **(770) 263 - 6003**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 **New York** **NY** **10038**

X **Certified Public Accountant**

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 9/17

OATH OR AFFIRMATION

I, *JOHN J. PLUNKETT* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of *EMERALD INVESTMENTS, INC., as of DECEMBER 31, 2008*, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

President
____
Title

X ____________________
Notary Public

BEENA P. RAMRUCHI
Notary Public, State of New York
No. 31-4981864
Qualified in New York County
Commission Expires May 20, 2011

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report on Internal Accounting Control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, *JOHN J. PLUNKETT,* swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

EMERALD INVESTMENTS, INC., as of **DECEMBER 31, 2008,**

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions

(Signature)

President

(Title)

Beena P. Ramrukhi

(Notary Public)

BEENA P. RAMRUKHI
Notary Public, State of New York
No. 31-4981854
Qualified in New York County
Commission Expires May 20, 2011

EMERALD INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 2,422
Due from broker	50,955
Equipment and leasehold improvements - net of accumulated depreciation of $2,448	7,333
Other assets	52,053
Total assets	$ 112,763

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	98,657
Total liabilities	98,657
Commitments and Contingencies (Notes 6 and 7)	
Stockholders' equity (Note 8)	
Preferred convertible stock, $0.0001 par value, 1,000,000 shares authorized, no shares issued and outstanding	
Common stock, $0.001 par value, 1,000,000 shares authorized, 1073 shares issued and outstanding	1
Additional paid-in capital	647,658
Retained earnings	(633,553)
Total stockholders' equity	14,106
Total liabilities and stockholders' equity	$ 112,763

The accompanying notes are an integral part of this statement.

EMERALD INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 1 - Nature of Business

Emerald Investments, Inc. (The "Company") was incorporated under the laws of the state of New York on December 22, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is engaged primarily in brokerage and investment banking services, acts as an introducing broker and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company clears transaction on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii).

Note 2 - Going Concern

The accompanying statements have been prepared assuming the Company will continue as a going concern. As of December 31, 2008 the Company had a capital deficiency of approximately ($52,000) and a net operating loss of approximately ($304,000). This raises substantial doubt about the Company's ability to continue as a going concern.

Management of the Company expects to increase operating revenue during the year by adding money management services, where fees are charged based on the size of the accounts under management, a greater emphasis on investment banking services and the offering of insurance products.

Through June 5, 2009 the Company has raised $244,600 of additional capital and management has pledged additional financial support to the Company, if needed, to enable it to continue as a going concern, which includes the maintenance of required levels of capital.

Note 3 - Summary of Significant Accounting Policies

a) Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on trade date basis. Revenues are mainly generated from commissions and fees. Commission income is transactional driven and are fixed fees, paid by introducing broker dealers operating, under contract, as agents of the Company. Fee income is primarily generated from contracted private placements which amounted to approximately $53,000 for the year ended December 31, 2008.

b) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes ("SFAS 109")". SFAS 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities.

((

EMERALD INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2008

Note 3 - Summary of Significant Accounting Policies (Continued)

c) ***Cash and Cash Equivalents***

The Company considers demand deposited money market funds to be cash equivalents.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Use of Estimates***

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

e) ***Property and Equipment***

Furniture and fixtures are depreciated on the straight-line method over an estimated useful life of five to seven years. Repairs and maintenance are expensed as incurred; major improvements and betterments are capitalized.

Note 4- Property and Equipment, Net

Property and equipment, net consists of the following at December 31, 2008:

Furniture, fixtures, and equipment	$8,548
Computer equipment and software	1,233
	9,781
Less: Accumulated depreciation and Amortization	2,448
Property and equipment, net	$7,333

Depreciation and amortization expense for the year ended December 31, 2008 was $1,877.

Note 5- Income Taxes

At December 31, 2008 the company had tax net operating loss carryforwards available to reduce future taxable income for federal and certain state income tax purposes of approximately $600,000. The carryforwards expire in varying amounts through 2028. A full valuation allowance has been established for these net operating loss carryforwards as of December 31, 2008.

Note 6 - Commitments

Office Space
The Company leases office space for its corporate headquarters and operations in the New York City Metropolitan area under non-cancelable operating leases through April, 2011. The future minimum rental commitment through termination is

Year	Amount
2009	$200,976
2010	$200,976
2011	$ 83,740

Note 7 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis. The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2008, the Company had a net capital deficit of $(45,280) which was $(51,860) deficient of its required net capital of $6,580.

A copy of the Firm's Statement of Financial Condition as of December 31, 2008, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Emerald Investments, Inc.
33 Whitehall Street
New York, NY 10004

We have audited the accompanying statement of financial condition of Emerald Investments, Inc. as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Emerald Investments, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
June 5, 2009

EMERALD INVESTMENTS, INC.
INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Emerald Investments, Inc.
33 Whitehall Street
New York, NY 10004

Gentlemen:

In planning and performing our audit of the financial statements of Emerald Investments, Inc. as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses.. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in schedule 1.

This report recognizes that it is not practicable in an organization the size of this Company to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
June 5, 2009